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                           May 18, 2021

       Chen Schor
       President and Chief Executive Officer
       Adicet Bio, Inc.
       500 Boylston Street, 13th Floor
       Boston, MA 02116

                                                        Re: Adicet Bio, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 13, 2021
                                                            File No. 333-256088

       Dear Mr. Schor:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason L.
Drory at 202-551-8342 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Gabriela
Morales-Rivera, Esq.